SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,135,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,135,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,135,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of March 23, 2010.

(2) The percentage is calculated based on a total of 62,007,366 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of February 28, 2010, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2010.

CUSIP No. 150602209

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,136,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,136,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,136,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)

14)	Type of Reporting Person: IA, CO

(1) The number of shares reported as beneficially owned is as of March 23, 2010.  This number includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle Financial Corp.

(2) The percentage is calculated based on a total of 62,007,366 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of February 28, 2010, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2010.

CUSIP No. 150602209

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,136,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,136,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,136,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of March 23, 2010.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle Financial Corp.

(2) The percentage is calculated based on a total of 62,007,366 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of February 28, 2010, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2010.

CUSIP No. 150602209

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,136,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,136,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,136,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 9.9%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of March 23, 2010.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle Financial Corp.

(2) The percentage is calculated based on a total of 62,007,366 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of February 28, 2010, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2010.

CUSIP No. 150602209

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,136,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,136,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,136,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)

14)	Type of Reporting Person: HC, IN

(1) The number of shares reported as beneficially owned is as of March 23, 2010.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle Financial Corp.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 62,007,366 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of February 28, 2010, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2010.

CUSIP No. 150602209

1)	Names of Reporting Persons Eagle Financial Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of March 23, 2010.

(2) The percentage is calculated based on a total of 62,007,366 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of February 28, 2010, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2010.

CUSIP No. 150602209

1)	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of March 23, 2010.

(2) The percentage is calculated based on a total of 62,007,366 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of February 28, 2010, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2010.

CUSIP No. 150602209

This amendment (“Amendment No. 6”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc., and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on January 22, 2008 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on February 14, 2008 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on February 19, 2008, Amendment No. 3 filed with the SEC on February 25, 2008 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on March 6, 2008, Amendment No. 5 filed with the SEC on March 10, 2008 and this Amendment No. 6, the Schedule 13D”), in connection with the material decrease to the Reporting Persons’ beneficial ownership percentage as a result of a change in the aggregate number of Shares outstanding and the disposition by Robert D. Parks of all of his Shares resulting in the termination of his Section 13 reporting obligation.  Capitalized terms used in this Amendment No. 6 without being defined herein have the meanings given to them in the Initial Statement, or one of the previous amendments, as applicable.

Item 2.                           Identity and Background

Appendix D of this Schedule 13D regarding the Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREIC, which information is incorporated by reference into this Item 2, is amended and restated in its entirety.

Item 2 is hereby amended further and supplemented by the addition of the following information:

(a)           Eagle Financial Corp. (“Eagle”)

(b)           State of Incorporation: Illinois

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Business: Eagle is engaged in the purchase and sale of securities.

(d)                                 Eagle has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Eagle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Eagle, none of the executive officers and directors of Eagle has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix E filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Eagle, which information is incorporated by reference into this Item 2.

(a)                                  The Inland Real Estate Transactions Group, Inc. (“TIRETG”)

(b)                                 State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Holding company for separate companies engaged in real estate brokerage, leasing, marketing, acquisition, disposition, development, and purchase and sale of securities.

(d)                                 TIRETG has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIRETG, none of the executive officers and directors of TIRETG has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                             TIRETG is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of TIRETG, none of the executive officers and directors of TIRETG has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix F filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIRETG, which information is incorporated by reference into this Item 2.

Inland American, Adviser, IREIC, TIGI, TIRETG, Eagle and Mr. Goodwin collectively are referred to herein as the “Reporting Persons.”

Item 3.            Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Adviser has purchased Shares on behalf of Eagle pursuant to an investment advisory agreement for discretionary accounts that Adviser has entered into with Eagle, substantially in the form attached as Exhibit 7.6 to Amendment No. 3, Adviser purchased Shares on behalf of Eagle.  The working capital of Eagle and brokerage account margin loans were the sources of consideration for the purchases.

The investment advisory agreements for discretionary accounts by and between Adviser and each of Inland Western Retail Real Estate Trust, Inc. (“IWRRETI”), Inland Real Estate Corporation (“IREC”), Mr. Parks and Eagle and the Inland American Advisory Agreement are collectively referred to in this Schedule 13D as the “Advisory Agreements” and are discussed in more detail under Item 6.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Adviser beneficially owns the Shares by virtue of having discretionary authority to vote and dispose of the Shares pursuant to the Advisory Agreements with Inland American and Eagle.  Adviser is a wholly owned subsidiary of IREIC.  Eagle is a wholly owned subsidiary of TIRETG.  IREIC and TIRETG are wholly owned subsidiaries of TIGI, of which Mr. Goodwin is the controlling shareholder.  Inland American and Eagle acquired the Shares for the purpose of making an investment in the Company.  Inland American and Adviser have considered various courses of action with respect to the Company as described in previous Section 13 filings, including: (i) acquiring, through one or more of the Reporting Persons, or a subsidiary or affiliate thereof, additional Shares of the Company in a cash tender offer or exchange offer; (ii) proposing a merger or sale or similar transaction between Inland American, or an affiliate of Inland American, and the Company; and (iii) seeking representation on the Company’s board of directors (each a “Transaction”).

The Reporting Persons are not currently considering engaging in any of the Transactions.  Each of the Reporting Persons intends to continuously review its investment in the Company and may in the future change its present course of action.  Any one or more of the Reporting Persons with dispositive power may determine to hold or dispose of all or a portion of the Shares that it now owns.  Alternatively, any one or more of the Reporting Persons may increase its beneficial ownership of Shares of the Company without obtaining control.  In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Company’s business and prospects, other developments concerning the Company, the respective business opportunities of the reporting persons, developments in their respective businesses and finances, and economic and stock market conditions generally.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of Inland American, Eagle, Adviser, IREIC, TIRETG or TIGI, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares beneficially owned by those entities, respectively.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  During the past 60 days, Adviser has not effected any Share transactions for the account of Inland American or Eagle.

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American, Adviser, IREIC, Eagle, TIRETG or TIGI has effected any transactions in Shares of the Company in the last 60 days.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Adviser has purchased Shares for the separate accounts of Inland American and Eagle and 8-7/8% Series A Cumulative Redeemable Preferred Stock of the Issuer for the separate accounts of IWRRETI, IREC and Mr. Parks, pursuant to the terms of the corresponding Advisory Agreements with each of them, respectively.  Each Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Inland American, Eagle, Mr. Parks, IWRRETI, and IREC (collectively, the “Adviser Clients”) and, each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Client may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as each Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Inland American Advisory Agreement is attached to the Initial Statement as Exhibit 7.1, a form of advisory agreement into which each of Eagle and Mr. Parks has entered separately is attached to Amendment No. 3 as Exhibit 7.6 and a form of advisory agreement into which each of IWRRETI and IREC has entered is attached to this Amendment No. 6 as Exhibit 7.11, each of which is incorporated herein by reference.

Adviser, Inland American, IWRRETI, IREC, TIRETG and Eagle are separate legal entities.  IREIC sponsored Inland American, IWRRETI and IREC.  Adviser is a wholly owned subsidiary of IREIC.  Eagle is a wholly owned subsidiary of TIRETG.  IREIC and TIRETG are wholly owned subsidiaries of TIGI of which Mr. Goodwin is the controlling shareholder.  Certain of these entities have some common officers and directors; however, the boards of directors of Inland American, IWRRETI and IREC are each comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that it manages within the respective investment guidelines provided to it by its clients, including Inland American and Eagle.  Mr. Goodwin, Mr. Parks and Ms. Roberta S. Matlin are members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

The Company’s charter generally prohibits any person or group from owning more than 9.9% of the Company’s outstanding Shares, subject to a waiver of the limit that may be granted by the Company’s board of directors.  In connection with their consideration of the Transactions and to obtain a waiver of the 9.9% ownership limitation, Inland American, Adviser, IREIC and TIGI entered into the Voting Agreement with the Company, dated as of February 13, 2008 (the “Voting Agreement”) attached to Amendment No. 1 as Exhibit 7.4.

Pursuant to the Voting Agreement, the Company’s board of directors authorized and approved, and the Company agreed to, a waiver of the 9.9% limit for Inland American, Adviser, IREIC and TIGI.  This waiver permits purchases of more than 9.9% of the outstanding Shares by them (the “Additional Shares”), provided, however, that they may not own collectively more than 14% of the Company’s issued and outstanding voting securities, including the Shares.  However, if the number of outstanding voting securities is reduced for any reason, Inland American, Adviser, IREIC and TIGI will not be required to dispose of any of their holdings even if their beneficial ownership exceeds 14% of the outstanding voting securities.  If during the term of the Voting Agreement, Shares beneficially owned by Inland American, Adviser, TIGI and IREIC are sold, transferred or otherwise disposed of, then they may not reacquire any Shares above the greater of (i) their then existing ownership percentage of the Company or (ii) the existing 9.9% ownership limit.

The Voting Agreement grants certain officers of the Company named in the Voting Agreement a proxy to vote the Additional Shares, and Inland American, Adviser, IREIC and TIGI have agreed otherwise to cause the Additional Shares to be (a) voted in favor of any matters proposed by the Company’s board of directors and presented to the Company’s stockholders; (b) voted for all nominees for directors that have been nominated by the Company’s board of directors; (c) voted against any matters or nominees for directors not proposed by the Company’s board of directors and presented to the Company’s stockholders; and (d) duly represented, in person or by proxy, at each meeting of stockholders of the Company duly called by the Company’s board of directors.

Inland American, Adviser, IREIC and TIGI have also agreed under the Voting Agreement that they will not, without the prior consent of the Company’s board, (w) directly or indirectly or through any other person or entity, solicit proxies with respect to voting securities under any circumstance; or become a “participant” in any “election contest” relating to the election of directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A under the Act); (x) deposit any voting securities in a voting trust, or subject any voting securities to a voting or similar agreement; (y) directly or indirectly or through or in conjunction with any other person or entity, engage in a tender or exchange offer for the Company’s voting securities made by any other person or entity without the prior approval of the Company, or engage in any proxy solicitation or any other activity with any other person or entity relating to the Company without the prior approval of the Company; or (z) become a member of a Section 13(d) group that is seeking to obtain or take control of the Company.

Each of the parties is entitled to seek specific performance under the Voting Agreement.  Unless terminated earlier by the written agreement of the parties, the Voting Agreement will terminate upon the earlier of (i) the sale or other disposition by Inland American, Adviser, IREIC and TIGI of all the Additional Shares, (ii) February 13, 2018 or (iii) any action by the Company’s board of directors to revoke the waiver.

Because there is no written or other express agreement, except the Voting Agreement, between or among any of Inland American, Eagle, TIGI, IREIC and Mr. Goodwin to acquire, hold, vote or dispose of Shares, and because the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Reporting Persons in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Act except with respect to the Additional Shares; however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant to the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.                                           Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Exhibit
7.10	Joint Filing Agreement with respect to this Amendment No. 6

7.11	Form of Investment Advisory Agreement for Discretionary Accounts (IREC and IWRRETI)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 25, 2010	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
		Name:	Brenda G. Gujral
		Title:	President

Dated:	March 25, 2010	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	March 25, 2010	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	March 25, 2010	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	President

Dated:	March 25, 2010	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	Senior Vice President

Dated:	March 25, 2010	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	March 25, 2010	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Appendix D to this Schedule 13D is hereby amended and restated in its entirety as follows:

Appendix D

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Chief Executive Officer	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President-Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Senior Vice President-Operations	Senior Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix E

Executive Officers and Directors of Eagle

Names and Titles of Eagle Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President of The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Kiran C. Joshi, Director and Vice President	Director and Vice President of Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Alan F. Kremin, Director, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary of The Inland Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix F

Executive Officers and Directors of TIRETG

Names and Titles of TIRETG Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert H. Baum, Director and Vice President	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Alan F. Kremin, Director, Chief Financial Officer, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary, The Inland Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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